UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 2000
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                        --------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)


Registrant's telephone number, including area code (313) 556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          300 Renaissance Center
                                          Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS                                           Page No.
      ------------------------------------------------------------   --------
      Saturn Individual Savings Plan for Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .   3
        Statements of Net Assets Available for Benefits
          as of December 31, 2000 and 1999. . . . . . . . . . . . . .   4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 2000 and 1999. . . . . . .   5
        Notes to Financial Statements . . . . . . . . . . . . . . . .   6


(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent. . . . . . . . . . .  17





                                    SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  June 28, 2001              By:
      -------------


                                              /s/John F. Smith, Jr.
                                              ------------------------------
                                              (John F. Smith, Jr., Chairman
                                              of the Board of Directors)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/DELOITTE & TOUCHE LLP



Nashville, Tennessee
June 8, 2001

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999

                                                     2000             1999
                                                 -----------      -----------

ASSETS:

   Investment in the General Motors Savings
     Plans Master Trust                         $289,614,779     $296,044,265
                                                 -----------      -----------

      Total assets                               289,614,779      296,044,265
                                                 -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS               $289,614,779     $296,044,265
                                                 ===========      ===========



Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                     2000             1999
                                                 -----------      -----------
ADDITIONS:
   Investment income:
     Net investment (loss) income from the
     General Motors Savings Plans Master
     Trust (Note D)                             $(24,227,754)     $44,123,581
                                                  ----------       ----------
        Total investment (loss) income           (24,227,754)      44,123,581

   Participants contributions:
     After tax                                     5,685,810        5,441,556
     Tax-deferred                                 22,708,161       20,477,040
     Rollover                                        865,541        1,042,653
                                                  ----------       ----------
        Total contributions                       29,259,512       26,961,249
                                                  ----------       ----------

     Total additions                               5,031,758       71,084,830
                                                  ----------       ----------
DEDUCTIONS:
   Benefits paid to participants                  11,461,244        6,777,104
                                                  ----------       ----------
        Total deductions                          11,461,244        6,777,104
                                                  ----------       ----------
NET (DECREASE) INCREASE                           (6,429,486)      64,307,726

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                             296,044,265      231,736,539
                                                 -----------      -----------

   End of year                                  $289,614,779     $296,044,265
                                                 ===========      ===========




Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                          NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation (the "Corporation"), established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members (the "Plan"). General Motors Asset Management ("GMAM")acts as the Plan fiduciary and, along with various officers, employees, and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of State Street Bank and Trust Company ("Trustee"). The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the Plan document for a comprehensive description of the Plan's provisions.

     Participation
     Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

     Participant Contributions
     Participants direct the investment of their contributions (as well as Saturn matching contributions prior to January 1, 1992) into various investment options offered by the Plan. Participants may elect to contribute to the Plan in several ways:

     o Participants may contribute up to 25% of eligible earnings on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 25% of eligible earnings, or $10,500 ($10,000 for 1999), whichever is less, on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Newly hired employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

     Investment Options
     The participants must direct how their contributions are to be invested. A description of each investment option offered under the Plan follows:

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    General Motors Corporation Common Stock Funds: $1-2/3 Par Value and Class H, $0.10 Par Value - Under these investment options, contributions are invested by the Trustee primarily in the respective General Motors common stock. Each unit represents a proportionate interest in all of the assets of the respective GM Common Stock Funds. The number of units credited to each participant's account within the Plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective GM Common Stock Fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the respective GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

    Raytheon Class A Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary ("Hughes Defense"), to holders of GM $1-2/3 par value and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of the GM $1-2/3 par value and Class H common stocks.

    Such distribution required the addition of the Raytheon Class A Common Stock Fund as an investment option. No new contributions or exchanges from any other investment options into the Raytheon Class A Common Stock Fund are permitted. Dividends, if any, paid on Raytheon Class A common stock held by the Plan will be invested in the Promark Income Fund investment option prior to allocation to participants' accounts.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A common stock, and by interest earned on short-term investments held by the fund.

    Delphi Common Stock Fund - On May 28, 1999, the Corporation completed the spin-off of Delphi Automotive Systems ("Delphi"). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 par value common stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. Plan participants holding units in the GM $1-2/3 Par Value Common Stock Fund were allocated approximately .70 units in the Delphi Common Stock Fund for each unit held in the GM $1-2/3 Par Value Common Stock Fund. Such distribution was recorded as a stock dividend, in which a total of $887 million of Delphi common stock was distributed to GM $1-2/3 par value common stockholders.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by the fund.

    GM has chosen to invest the General Motors Common Stock Funds, the Raytheon Class A Common Stock Fund, and the Delphi Common Stock Fund in commingled funds managed by State Street Bank and Trust ("State Street"). State Street is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.

    Promark Large Cap Index Fund - During 1999, the name of the Equity Index Fund was changed to the Promark Large Cap Index Fund. Under this option, participant contributions are invested in a portfolio of common stocks managed by GMAM, a wholly-owned subsidiary of the Corporation and a party-in-interest. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

    Assets invested in the fund are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

    Promark Balanced Fund - During 1999, the name of the Balanced Fund was changed to the Promark Balanced Fund. Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

    Assets invested in the fund are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    Promark Income Fund - During 1999, the name of the Income Fund was changed to the Promark Income Fund. Under this option, funds are invested in investment contracts issued by insurance companies. The insurance companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Promark Income Fund also invests in a short-term fixed income fund made up of short-term U.S. Government debt obligations.

    The crediting interest rates, fund managers, and contract value of the investment contracts at December 31, 2000 and 1999, respectively, were as follows:

         Interest Interest
         Rate     Rate
         as of    as of            Fund
         12/31/00 12/31/99        Manager               2000          1999
         --------  -----------------------------    ----------     ----------

         6.86%     6.86%   New York Life            $5,818,933     $5,448,348
         5.26%     5.88%   John Hancock Mutual Life  4,403,372     10,679,375
         5.95%     6.28%   John Hancock Mutual Life  3,575,162      8,625,138
         5.76%     6.47%   Metropolitan Life        12,451,459     32,231,771
                                                    ----------     ----------
                                                   $26,248,926    $56,984,632
                                                    ==========     ==========

    The contract values of the investment contracts approximate their fair values at December 31, 2000 and 1999. The average yield on investment contracts for the years ended December 31, 2000 and 1999 was 6.16% and 6.34%, respectively.

    In 2000 and 1999, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 2000 and 1999, the fair value of such investments, considered as the Fixed Income Fund, was $20,504,993 and $6,710,380, respectively.

    Assets invested in the fund are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value.

    Promark Funds - On April 1, 2000, sixteen Promark funds were added as investment options for participants in the Plan. These funds have a variety of investment strategies, and the funds are managed by GMAM. GMAM selects and monitors investment advisors for each fund. Participants should refer to the prospectus for further information about the investment strategy of each fund, and the risks associated with each fund.

    Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within an applicable plan will be determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current value.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    Mutual Funds - This option is comprised of fifty-four (forty-eight as of December 31, 1999) mutual funds managed by Fidelity Investments, Neuberger Berman, and Domini. (See Note C). Each fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

    Participant Loans - Participants may borrow once per calendar year from both their tax-deferred and after-tax savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 2000 ranged from 7.75% to 9.5%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings accrue to the assets liquidated for the loan. At December 31, 2000 and 1999, loans to participants were $16,158,481 and $15,353,396, respectively. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant selected for their savings contributions. Partial and total repayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participant's accounts.

    Vesting
    Participant contributions vest immediately. Saturn matched participant contributions were made through January 1, 1992 and earnings thereon vest fully upon the attainment of five years of service, death, total and permanent disability, or retirement. Effective January 1, 1992, matching of participant contributions by Saturn was discontinued.

    Distributions
    Participants may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions, and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement or the participant's account exceeds $5,000. In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

    There were no distributions payable to participants included in net assets available for benefits as of December 31, 2000 and 1999.

    Transfers
    Participants may transfer assets between investment options at any time, with certain limitations.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    Termination of the Plan
    Although it has not expressed any intent to do so, Saturn has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described above, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

    o Investments are stated at fair value, except for investment contracts, which are stated at contract value which approximates fair value, and loans to participants, which are stated at cost which approximate fair value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common & collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

    o  Securities transactions are recorded on the date the trades are executed.

    o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

    o The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

    o Certain costs of Plan administration are paid by Saturn.

    o Certain reclassifications have been made in the 1999 financial statements to conform to the classifications used in 2000.

    o Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits of the Plan.

C.  INVESTMENTS

All of the investments in the Plan are held in the General Motors Savings Plan Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is participant-directed.

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Continued

The table below details the investment managers, the investment types (and interest rates at December 31, 2000) and the Plan's carrying value of investments as of December 31, 2000 and 1999.

Investment Manager         Investment Type           2000           1999
--------------------   -----------------------   ------------   ------------

State Street Bank      General Motors $1-2/3
  and Trust             Par Value Common Stock   $15,819,787*   $16,122,881*
State Street Bank      General Motors Class H,
  and Trust             $0.10 Par Value
                        Common Stock               5,412,542        829,155
State Street Bank      Delphi Common Stock         1,021,881      2,114,046
  and Trust
State Street Bank      Raytheon Class A
  and Trust             Common Stock                 202,425        211,955
GMAM                   Promark Large Cap
                        Index Fund                65,393,249*    79,674,094*
GMAM                   Promark Balanced Fund               -      2,823,416
GMAM                   Promark Funds               3,080,020              -
                                                  ----------     ----------
  Total commingled investment funds               90,929,904    101,775,543

Fidelity               Magellan                   23,914,832*    25,396,609*
Fidelity               Contrafund                 36,767,731*    39,080,309*
Fidelity               Other Mutual Funds         75,078,517**   50,743,392**
Neuberger Berman       Socially Responsible Trust      1,242              -
Domini                 Social Equity Fund             10,153              -
                                                 -----------    -----------
  Total mutual funds                             135,772,475    115,220,310
                                                 -----------    -----------
State Street Bank      Promark Income Fund        20,504,993*     6,710,380
                                                  ----------     ----------

Loans to Participants  7.75% to 9.5%              16,158,481*    15,353,396*
                                                  ----------     ----------

New York Life          Investment Contract, 6.86%  5,818,933      5,448,348

John Hancock
  Mutual Life          Investment Contract, 5.26%  4,403,372     10,679,375

John Hancock
  Mutual Life          Investment Contract, 5.95%  3,575,162      8,625,138
Metropolitan Life      Investment Contract, 5.76% 12,451,459     32,231,771*
                                                  ----------     ----------

  Total Investment Contracts                      26,248,926     56,984,632
                                                  ----------     ----------

  TOTAL                                         $289,614,779   $296,044,265
                                                 ===========    ===========


*  Represents 5% or more of Plan assets.

** Represents the total of fifty (forty-six as of December 31, 1999) individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

D.  THE MASTER TRUST

The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street.

Employee benefit plans participating in the Master Trust as of December 31, 2000 include the following:

o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   General Motors Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of the Master Trust investment options in which the respective plan participates.

The net investment income of the commingled Master Trust investment funds (the GM Common Stock Funds, the EDS Common Stock Fund, the Raytheon Class A Common Stock Fund, the Delphi Common Stock Fund, and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest in each commingled Master Trust investment fund of all the participating plans at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

As of December 31, 2000 and 1999, the Plan had approximately a 1.33% and 1.19% interest in the Master Trust, respectively.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of all participating plans in the Master Trust at December 31, 2000 and 1999 are summarized as follows (dollars in thousands):

   ASSETS:                                             2000         1999
                                                   -----------  -----------
      Investments:
         General Motors Corporation $1-2/3 par
            value common stock                      $3,262,391   $4,180,214
         General Motors Corporation Class H
            $0.10 par value common stock               922,176      570,679
         Electronic Data Systems common stock          200,687      277,729
         Delphi Automotive Systems common stock        295,509      553,312
         Raytheon Class A common stock                  89,795       92,900
                                                   -----------  -----------
            Total Common Stock                       4,770,558    5,674,834

      Mutual funds                                   7,683,024    7,906,708
      Common and collective trusts                   5,204,826    3,886,404
      Guaranteed investment contracts                3,016,469    5,974,727
      Loan funds                                       760,624      746,209
      Fixed income fund                                293,279      509,088
      Other                                             26,552       80,301
                                                   -----------  -----------
      Total investments                             21,755,332   24,778,271

      Receivables:
         Accrued investment income                         786          702
                                                   -----------  -----------
            Total receivables                              786          702
                                                   -----------  -----------
            Total assets                           $21,756,118  $24,778,973
                                                   ===========  ===========

   LIABILITIES:

      Due to broker for securities purchased               794          346
                                                   -----------  -----------
   NET ASSETS AVAILABLE FOR BENEFITS               $21,755,324  $24,778,627
                                                   ===========  ===========

   The total investment earnings of all participating plans in the Master Trust for the years ended December 31, 2000 and 1999 are summarized as follows (dollars in thousands):

                                                        2000        1999
                                                     ---------    ---------

   Interest                                        $    56,125   $  413,640
   Dividends                                           138,472      654,965
   Stock dividend                                         -         886,886
   Net(depreciation)appreciation in fair value
     of investments                                 (2,381,832)   2,040,719
                                                     ---------    ---------
   Total investment(losses) earnings               $(2,187,235)  $3,996,210
                                                     =========    =========

                         SATURN INDIVIDUAL SAVINGS PLAN
                           FOR REPRESENTED MEMBERS
                  NOTES TO FINANCIAL STATEMENTS - Concluded

E.  FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Saturn by a letter dated February 6, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

F.  SUBSEQUENT EVENT

Effective March 1, 2001, the phase-out dates to eliminate the Delphi Common Stock Fund and the Raytheon Class A Common Stock Fund have been eliminated. These stock funds will remain in the Plan indefinitely or until the Corporation's Board of Directors decides otherwise.





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